INVEST IN CLASH TV

# Interactive live streaming app that drives digital engagement—talk to the tv!


CLASH TV
IVAN ISAKOV
Co-Founder and CEO

clsh.tv New York NY

Technology | Entertainment | Media | Mobile | Advertising

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

LEAD INVESTOR

**Marty Pompadur**

In my years in media — from ABC to News Corp. — I've had a front row seat to see up close how the industry has changed. We've only been scratching the surface of what a truly digital media experience can be — until now. ClashTV is one of the only technologies that I have seen to broaden the media experience for the audience in a meaningful way. I was impressed with how easy it was to vote on the fight I was watching and chat with people around the world about it. The interactive overlay on my phone didn't obstruct or minimize what was going on. And to hear the announcer answer one of the questions asked in chat in real time made me feel like I was part of the action. I know that media companies are constantly searching for ways to engage their audience. And I know as a subscriber, I have more options than ever about what to watch. It's all about engagement and that's why I think ClashTV has tremendous upside and will change the way we experience online content going forward

Invested $25,000 this round

Learn about Lead Investors

## Highlights

1. Unprecedented user experience integrating live streaming, social networking, and interactivity.
2. Livestreaming on Fubo & launching on Pluto & Sling —getting in front of 100 million+ viewers.
3. Partnered with Fantasy Alarm, the most popular Fantasy Sports news website in the world.
4. Co-founders & CTO launched Stadium—the #1 live streaming platform for U.S. college sports.
5. Bringing a one-of-a-kind premium mobile channel to a $332B global advertising market.
6. Next-generation interactive app suite poised to be released in the next 100 days.
7. Active content pipeline with M-1 Global contract closed for 400+ hours of premium MMA content.
8. Board of advisors includes the former President of HBO Sports & founder of Murder Inc. Records.

## Our Team



**Ivan Isakov** Co-Founder & CEO

Ivan is Chairman and Co-Owner of MTV Networks Vostok and is a tech & media VC investor with 20+ years of experience. His many successful investments have included Qello Concerts, Napster, Ananey Communications & Akado Group.



**Brian Lisi** Co-Founder

Brian is a tech executive & serial entrepreneur with 20+ years of experience. His business ventures have included launching Stadium—the #1 live streaming platform for U.S. college sports—and co-founding Qello Concerts and Azure Media.



**Anthony Lacavaro** Chief Strategy Officer

Tony is a career strategist with experience working as the Managing Director of Guggenheim Partners and the Executive Director of Morgan Stanley.

SEE MORE

## Invest in the Future of Connected TV


Talk back to the app...
And be Heard!

Your on-screen entertainment is overdue for an upgrade. So say hello to ClashTV! We bring the action to you. Chat on screen, clap or vote when you like what you see, and score exclusive merch with in-game discounts and giveaways -

all in-stream. Whether it's MMA, Fantasy Sports, or Esports, you have a view and now you get to make it heard.


TILES
• Present interesting factoids
• Offer in-screen promotions
• Highlight comments
SHOP
• Buy merchandise
• Acquire ability boosters to vote more or bet bigger
• Access promotional deals
1:0
VOTE
• Pick the winner
• Show your support
• Coming soon: make bets
CHAT
• Connect with friends
• Talk smack with the other side
• Ask the hosts questions and get live responses

## Partnered with the World's Largest Sports Networks

ClashTV is more than just an innovative idea. We've partnered with some of the world's largest sports networks to make our platform a household name, and we're on the way to securing 250MM in reach (not guaranteed).


Contracted for 400+ hours of premium MMA Content & more in the Pipeline
Contracted
In Pipeline
On The Way To Securing 250MM+ Reach
Operational / Launching: 121mm+ Subs Reach
Pipeline: 134mm+ Subs Additional Reach

## High-Demand Solution in a Fast-Growing Market

ClashTV answers a real demand for improved interconnectivity and engagement. For advertisers, we're helping to turn around declining engagement rates. And for consumers, we're creating an interactive live experience that's, well, a lot of fun!

> *According to Amazon (8/7/20), "mobile-first" video services (apps that were only available on smartphones, then expanded to TVs) have seen a 70% increase in watch hours from January to June.*


$332bn Global Market in need of a Solution
4 MM
US cord cutters in H1 2020 (1)
41%
canceled video streaming subscriptions in H1 2020 (2)
13%
decline in social post engagement Jan – May 2020 (3)
Digital Ad Spending Global (1)
$332bn
$389bn
$441bn
2020
2021
2022

## Multiple Revenue Streams Established

Our business model includes multiple streams of revenue, enabling us to scale quickly and efficiently. Here's how we make money:

## Revenue Flows From Three Main Buckets

**Advertising**
- Dynamic ad insertion targeting niche self-selecting audiences
- Multiplying ad inventory per content unit by pooling across private rooms
- We generated first revenue in Q4 2020 from connected TV

**Sponsorship**
- Direct corporate sponsorship for digital program
- Anchoring multi-channel advertising campaigns with interactions

**Micropayments**
- In-app purchases for private rooms, ability boosters, virtual goods, stickers, and avatars
- Percentage fee for in-app purchases through ad partners

## World-Class Advisory Team with Key Connections

Our advisory board has extensive access to sports and media, enabling us to establish key partnerships

**Marty Pompadur**
- Former Chairman of News Corp Europe
- Member of News Corp's Executive Management Committee

**Ken Hershman**
- Former President of HBO Sports
- Executive Chairman of World Esports Association (WESA)

**Frank Shamrock**
- Four-time undefeated UFC middleweight champion
- Co-founder of Strikeforce MMA league (acquired by UFC)

**Irv "Gotti" Lorenzo**
- Executive Producer of ViacomCBS' hit series Tales
- Co-Founder of Murder Inc. record label (discovered Jay Z, DMX, Ja Rule, Ashanti)

## We've Proven Traction

We're seeing impressive month over month growth, and we believe our pipeline for 2021 will only accelerate that growth. Here's a look at our traction for 2020

| Connected TV (1) | | Social Media (Facebook) (2) | |
|---|---|---|---|
| 2020 Total Streams | 401,970 | Followers | 1,335 |
| Q4 2020 Average Streams / Event | 14,676 | Video Views | 493,000 |
| 2020 Growth in Streams / Event | 325% | 1-Minute Video Views | 32,800 |
| Q4 2020 Average Minutes / Stream | 12.1 | Video Engagement | 1.5% |
| 2020 Growth in Minutes / Stream | 43% | Network Followers | 8.8mm |

Sources: (1) Fubo - (2) ClashTV, RAKzna

## Other Platforms Have Limited Tools to Keep Customers

We believe ClashTV offers a one-of-kind user experience that keeps audiences interacting with the content. WPP's Addressable TV Agency Finecast estimates that advertising pricing in connection with engaged and targeted audiences like ours is 200-300% higher than the pricing of undifferentiated programmatic advertising (9/23/20). Other platforms need our solution to help them keep customers engaged, which is creating strategic partnership opportunities and inbound M&A interest.



| Streamers | On-Screen Social | Private Chat Group | Watch Rooms | Interactivity | Live Video Debate |
|---|---|---|---|---|---|
| NETFLIX | ⊗ | ✓ | ⊗ | ⊗ | ⊗ |
| Disney+ | ⊗ | ✓ | ⊗ | ⊗ | ⊗ |
| hulu | ⊗ | ✓ | ⊗ | ⊗ | ⊗ |
| HBOmax | ⊗ | ⊗ | ⊗ | ⊗ | ⊗ |



Social Networks


## The Future is Bright for ClashTV

We've created a clear roadmap for the future, and we're confident that we have the team and tools in place to achieve our goals. By investing now, you get a stake in ClashTV ahead of these upcoming milestones.

**The following slide shows forward looking projections that are not guaranteed.*



### ClashTV Roadmap

| | Next 100 days | Q2 2021 | Q3 2021 | Q4 2021 |
|---|---|---|---|---|
| Product | • Code Mobile App 2.0<br>• Code Web App 1.0 | • Release Mobile App 2.0 and Web App 1.0<br>• Design 3.0 with focus on UGC | • Release 3.0 Beta | • Release 3.0 |
| Content | • Expand MMA content | • Expand MMA content | • Pilot 3.0 with MMA influencers<br>• Launch brand-oriented content | • Launch Fantasy Sports content |
| Distribution | • Launch Sling<br>• Launch Pluto | • Onboard with additional AVOD platforms | • Onboard with additional AVOD platforms | |
| Financial | | • Close Seed+ | | • Raise A |



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